Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirty-nine
weeks ended
February 27, 2011
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$828.0
Add (deduct):
Fixed charges	200.3
Distributed income of equity method investees	10.6
Capitalized interest	(9.4)

Earnings available for fixed charges (a)	$1,029.5

Fixed charges:
Interest expense	$163.9
Capitalized interest	9.4
One third of rental expense (1)	27.0

Total fixed charges (b)	$200.3

Ratio of earnings to fixed charges (a/b)	5.1

(1)	Considered to be representative of interest factor in rental expense.

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